SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 14D-9

Solicitation/Recommendation Statement
Under Section 14(d)(4)
of the Securities Exchange Act of 1934

DSI REALTY INCOME FUND VI, a California Limited Partnership DSI REALTY INCOME FUND VII, a California Limited Partnership DSI REALTY INCOME FUND VIII, a California Limited Partnership DSI REALTY INCOME FUND IX, a California Limited Partnership DSI REALTY INCOME FUND XI, a California Limited Partnership (Name of Subject Company)

DSI REALTY INCOME FUND VI, a California Limited Partnership DSI REALTY INCOME FUND VII, a California Limited Partnership DSI REALTY INCOME FUND VIII, a California Limited Partnership DSI REALTY INCOME FUND IX, a California Limited Partnership DSI REALTY INCOME FUND XI, a California Limited Partnership (Name of Persons Filing Statement)

Units of Limited Partnership Interests
(Title of Class of Securities)

n/a
(CUSIP Number of Class of Securities)


Robert J. Conway, President
DSI Properties, Inc.
6700 E. Pacific Coast Highway
Long Beach, CA 90803
(562) 493-3022

(Name, address and telephone
number of person authorized to
receive notices and communications on
behalf of the persons filing statement)

with a copy to:

Gary J. Singer, Esq.
O'Melveny & Myers LLP
610 Newport Center Drive, Suite 1700
Newport Beach, CA 92660
(949) 823-6915

  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


Item 1.	Subject Company Information
The names of the subject companies are DSI Realty Income Fund VI, DSI Realty Income Fund VII, DSI Realty Income Fund VIII, DSI Realty Income Fund IX, DSI Realty Income Fund XI (collectively the "Limited Partnerships," or individually, a "Limited Partnership"), and the address of the principal executive offices of the Limited Partnerships is 6700 E. Pacific Coast Highway, Long Beach, CA 90803. The telephone number of the principal executive offices of the Limited Partnerships is (562) 493-3022. The title of the class of equity securities to which this statement relates are the limited partnership units of each of the Limited Partnerships (the "Units"). As of April 17, 2002, the number of Units outstanding in each of the Limited Partnerships is as follows:

DSI Realty Income Fund VI			23,753
DSI Realty Income Fund VII			24,000
DSI Realty Income Fund VIII			24,000
DSI Realty Income Fund IX			30,693
DSI Realty Income Fund XI			20,000

Item 2.	Identity and Background of Filing Person

(a) The name, address and telephone number of the Limited Partnerships, which are the persons filing this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement"), is set forth in Item 1 above.

(b) This Statement relates to the tender offer made by Mackenzie
Patterson, Inc., MP Income Fund 18, LLC, MP Income Fund 17, L.L.C., MP Falcon Fund, LLC, MP Falcon Growth Fund, L.L.C., MP Falcon Growth Fund 2, L.L.C., Mackenzie Fund V1, L.P., Mackenzie Patterson Special Fund 3, L.P., Accelerated High Yield Institutional Fund I, Ltd., Accelerated High Yield Institutional Investors, Ltd., Mackenzie Specified Income Fund, L.P., and MP Dewaay Fund, L.L.C. (collectively, "MacKenzie"), disclosed in a tender offer statement on Schedule TO (the "Schedule TO"), dated April 5, 2002 and filed with the Securities and Exchange Commission (the "Commission"), to purchase up to the following number of Units, representing all of the Units in each of the Limited Partnerships, at the following cash purchase price per Unit upon the terms and subject to the conditions set forth in the offer to purchase, dated April 5, 2002, and in the related letter of transmittal included in the Schedule TO (the "Hostile Offer"):

Target:                             Price per Unit:         Maximum # of Units:

DSI Realty Income Fund VI               $340                    23,753
DSI Realty Income Fund VII		$300			24,000
DSI Realty Income Fund VIII		$340			24,000
DSI Realty Income Fund IX		$260			30,693
DSI Realty Income Fund XI		$300			20,000

According to the Schedule TO, the address of the principal executive offices of MacKenzie is 1640 School Street, Moraga, California, 94556. All information contained in this Statement or incorporated herein by reference concerning MacKenzie or its affiliates, or actions or events with respect to any of them, was provided by MacKenzie, and the Limited Partnerships assume no responsibility therefor.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

DSI Properties, Inc., a California corporation and Diversified Investors Agency, a general partnership, are the general partners for each of DSI Realty Income Fund VI, VII and VIII. DSI Properties, Inc., Robert J. Conway and Joseph W. Conway are the general partners of DSI Realty Income Fund IX and XI. The general partners of all of the Limited Partnerships are referred to herein as the "General Partners." The General Partners are affiliates of Diversified Securities, Inc., a California corporation and wholly -owned subsidiary of DSI Financial, Inc., a California corporation.

The General Partners are compensated under the Limited Partnership Agreements that govern the Limited Partnerships as follows:

1. Allocation of Profits and Losses. The General Partners are allocated one percent of the net profits or losses from operations of the Limited Partnerships, and the limited partners are allocated the balance of the net profits or losses from operations in proportion to their limited partnership interests.

2. Incentive Management Fee. The General Partners are entitled to receive an incentive management fee for supervising the operations of the Limited Partnerships equal to nine percent (9%) per year of cash available for distribution on a cumulative basis, calculated as cash generated from operations, less capital expenditures.

3. Sale or Disposition of Property. The General Partners are also entitled to receive a percentage based on a predetermined formula of any cash distribution from the sale or other disposition or refinancing of the properties owned by the Limited Partnerships.

Item 4.	The Solicitation or Recommendation

(a)	Recommendation

Following receipt of the Hostile Offer, the General Partners reviewed and considered the Hostile Offer with respect to each Limited Partnership. The General Partners have determined that the Hostile Offer is not in the best interests of the limited partners of each Limited Partnership, that the tender offer price is grossly inadequate given the performance history of your Limited Partnership and the inherent value of the Units, and recommend that the limited partners reject the Hostile Offer and not tender their Units pursuant thereto. If you have already tendered your Units to MacKenzie and have changed your mind and wish to withdraw them, you mail the Notice of Withdrawal included in these materials to DSI Properties, Inc. in accordance with the instructions set forth therein.

(b)	Reasons

The Hostile Offer appears to be part of a trend among investor groups whose objective is to acquire units in public real estate partnerships. By making purchase offers at prices well below the partnerships' liquidation value and well below recent trade levels of the units that may have occurred in secondary markets, these groups seek to acquire units in public real estate limited partnerships at deep discounts without regard to the best interests of the limited partners.

In making our recommendation that you not accept the Hostile Offer, we considered a number of factors, including the following:

(i) Strong Current Performance. Your Limited Partnership is performing well and has a long history of consistent and uninterrupted quarterly cash distributions. If you tender your Units, you will be foregoing all current and future quarterly and special cash distributions that have consistently been paid by your Limited Partnership since inception, regardless of the state of the national economy.

(ii) Undervaluation of the Units. The General Partners believe that the Hostile Offer contains inaccurate and misleading statements about the estimated liquidation values of your Limited Partnership. Moreover, the tender offer prices are substantially less than MacKenzie's own estimated liquidation value for your Limited Partnership's assets. By MacKenzie's own admission as stated in the Hostile Offer the "purchase prices offered by [MacKenzie] are less than [MacKenzie's] estimates of the net liquidation values of [the] Partnership's assets and less than the prices reported in connection with limited secondary market sales of Units." The Hostile Offer further states that with respect to the fairness of the offer price that, "no representation is made by [MacKenzie] or any affiliate of [MacKenzie] as to such fairness." By their own admission, they are unable to state that the Hostile Offer is fair to limited partners.
The General Partners do not conduct appraisals of the self-storage projects and, therefore, do not have an estimation of the value for the underlying real estate assets. However, given the historical performance of the Limited Partnerships, including uninterrupted cash distributions made to limited partners, the prices offered in the Hostile Offer are a gross undervaluation of the projects.

(iii) Offer Price Reduced by April 2002 Distribution. If you tender your Units, the tender offer price will be reduced by the amount of the quarterly distribution that was already paid to you on April 15, 2002.

(iv) Loss of Capital Appreciation. If you tender your Units, you will be precluded from realizing any long-term capital appreciation of the self storage projects held by your Limited Partnership.

(v) Loss of Potential Future Profits. If you tender your Units, you will be giving up potential profits from the future sale of the self storage projects when they are ultimately sold by the Limited Partnership.

(vi) Tax Liability. If you tender your Units, you may create a significant and substantial tax liability for yourself. Your proceeds from the tender offer will be fully taxable on your 2002 income tax return and may create an unanticipated tax burden.

(vii) Omissions from the Offering Materials Associated with the Hostile Offer. The General Partners believe that the offering materials pursuant to which MacKenzie has made the Hostile Offer contain numerous misleading statements or omissions that the General Partners believe are material to a decision on the part of a limited partner deciding whether to tender Units to MacKenzie. These include the following:

a) Failure to Disclose Financial Condition- MacKenzie failed to provide in the Hostile Offer sufficient financial information. A bidder is required to disclose its financial statements when it is material to a limited partner's decision whether to sell, tender or hold units being sought in the offer. The financial condition of MacKenzie is material to limited partners in the Hostile Offer because it is not at all clear from MacKenzie's Hostile Offer that it has the financial ability to pay for your Units.

The aggregate value of the offer for all of the Units is $37.4 million. However, according to the Hostile Offer, MacKenzie has current assets of only $2,246,000, and we do not know how much of this amount represents cash readily available to use to purchase Units. MacKenzie states that it has "aggregate assets in excess of $28 million and believe they have the capital, as well as access to other capital and credit sources, sufficient to fund the entire amount." However, MacKenzie does not provide any information regarding these sources of capital or loan commitments that would give comfort that it could actually secure funds to pay for all of the Units.

b) Restrictions on Transfer of Units. MacKenzie failed to disclose in the Hostile Offer that your Partnership Agreement provides that Units may not be transferred without the General Partners' consent to the transfer, and such consent can be withheld in the General Partners' sole and absolute discretion. In addition, MacKenzie failed to disclose that your Partnership Agreement prohibits the transfer of fewer than ten Units. Moreover, the Units are subject to transfer restrictions pursuant to California state securities laws. It is unlawful to sell the Units without the prior written consent of the California Commissioner of Corporations. To the General Partners' knowledge, MacKenzie has not obtained a permit that would allow you to transfer your Units to MacKenzie without violating California state securities laws.

c) Restrictions under California Law. MacKenzie failed to disclose in the Hostile Offer that under applicable California partnership law, if MacKenzie owns more than 50% but less than 90% of the Units of the Limited Partnership upon completion of the Hostile Offer, there will be restrictions on its ability to merge with the Limited Partnership. Specifically, in order to merge with the Limited Partnership under those circumstances after completion of the Hostile Offer, non-tendering limited partners must be given nonredeemable interests or securities in the MacKenzie entities in exchange for Units.

For all of the reasons stated above, we recommend that you NOT tender your Units in the Hostile Offer.

(c)	Intent to Tender

After reasonable inquiry, to the best of the General Partners' knowledge, neither the General Partners nor any officer or affiliate of the Limited Partnerships intends to tender any Units in the Hostile Offer.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used

Neither the Limited Partnerships nor any person acting on their behalf has employed or retained or will compensate any other person to make solicitations or recommendations to limited partners on behalf of the Limited Partnerships with respect to the Hostile Offer.

Item 6.	Interest in Securities of the Subject Company
Neither our General Partners nor, to the best knowledge of our General Partners, any of its executive officers, directors, affiliates or subsidiaries has effected any transactions in the Units during the past sixty (60) days.

Item 7.	Purposes of the Transaction and Plans or Proposals

The Limited Partnerships are not currently undertaking or engaged in any negotiations in response to the Hostile Offer that relate to: (1) a tender offer for or other acquisition of the Limited Partnerships' Units by the Limited Partnerships, any subsidiary of the Limited Partnerships, or any other person,
(2) an extraordinary transaction, such as a merger, reorganization, or liquidation, involving the Limited Partnerships or any of their subsidiaries,
(3) a purchase, sale, or transfer of a material amount of assets of the Limited Partnerships or any of their subsidiaries, or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Limited Partnerships.

There are no transactions, board resolutions, agreements in principle, or signed contracts in response to the Hostile Offer that would relate to one or more of the matters referred to in this Item 7.

Item 8.	Additional Information

Attached hereto as Exhibit (a)(1) is a Notice of Withdrawal which limited partners may use to withdraw their tender of Units to MacKenzie. The instructions for withdrawal are set forth in the Notice.

Item 9.	Exhibits

The following exhibits are filed herewith:

Exhibit No.	Description

(a)(1)		Notice of Withdrawal
(a)(5)(A)	Stop, look and listen letter dated April 15, 2002
(a)(5)(B)	Letter and summary to limited partners dated April 18, 2002


SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DSI REALTY INCOME FUND VI, a California Limited Partnership

By: DSI Properties, Inc., a General Partner

By:	/s/ Robert J. Conway
	Robert J. Conway, President

By: Diversified Investors Agency, a General Partner

By:_ 	/s/ Robert J. Conway
	Robert J. Conway, Partner

DSI REALTY INCOME FUND VII, a California Limited Partnership

By: DSI Properties, Inc., a General Partner

By: 	/s/ Robert J. Conway
	Robert J. Conway, President

By: Diversified Investors Agency, a General Partner

By: 	/s/ Robert J. Conway
	Robert J. Conway, Partner


DSI REALTY INCOME FUND VIII, a California Limited Partnership

By: DSI Properties, Inc., a General Partner

By: 	/s/ Robert J. Conway
	Robert J. Conway, President

By: Diversified Investors Agency, a General Partner

By:____________________________
	Robert J. Conway, Partner


DSI REALTY INCOME FUND IX, a California Limited Partnership

By: DSI Properties, Inc., a General Partner

By: 	/s/ Robert J. Conway
	Robert J. Conway, President

By: 	/s/ Robert J. Conway
	Robert J. Conway, a General Partner

By:_ 	/s/ Joseph W. Conway
	Joseph W. Conway, a General Partner


DSI REALTY INCOME FUND XI, a California Limited Partnership

By: DSI Properties, Inc., a General Partner

By: 	/s/ Robert J. Conway
	Robert J. Conway, President

By: 	/s/ Robert J. Conway
	Robert J. Conway, a General Partner

By: 	/s/ Joseph W. Conway
Joseph W. Conway, a General Partner



Dated: April 18, 2002


EXHIBIT INDEX

Exhibit No.	Description

(a)(1)		Notice of Withdrawal
(a)(5)(A)	Stop, look and listen letter dated April 15, 2002
(a)(5)(B)	Letter and summary to limited partners dated April 18, 2002

Exhibit (a)(1)

NOTICE OF WITHDRAWAL
OF
PREVIOUSLY TENDERED
UNITS OF LIMITED PARTNERSHIP INTERESTS


TO: 	MacKenzie Patterson, Inc.
	1640 School Street
	Moraga, California  94556


Ladies and Gentlemen:

The following units of limited partnership interests (the "Units") of DSI Realty Income Fund VI, DSI Realty Income Fund VII, DSI Realty Income
Fund VIII, DSI Realty Income Fund IX, and/or DSI Realty Income Fund XI
(the "Limited Partnerships") previously tendered to Mackenzie Patterson, Inc., MP Income Fund 18, LLC, MP Income Fund 17, L.L.C., MP Falcon Fund, LLC, MP Falcon Growth Fund, L.L.C., MP Falcon Growth Fund 2, L.L.C., Mackenzie Fund V1, L.P., Mackenzie Patterson Special Fund 3, L.P., Accelerated High Yield Institutional Fund I, Ltd., Accelerated High Yield Institutional Investors, Ltd., Mackenzie Specified Income Fund, L.P., and MP Dewaay Fund, L.L.C. ("MacKenzie"), are hereby withdrawn. Unless otherwise indicated under the Section "Number of Units Withdrawn," all Units tendered to MacKenzie for any and all Limited Partnerships are hereby withdrawn. Failure to complete such Section shall be deemed to indicate the intent of the undersigned that all Units tendered to MacKenzie for any and all Limited Partnerships be withdrawn.

DESCRIPTION OF UNIT(S) WITHDRAWN
AND
SIGNATURE OF LIMITED PARTNER(S)

	All registered holders of limited partnership units must sign exactly as name(s) appear(s) on the Partnership records. See Instruction 3.

NAME OF LIMITED PARTNERSHIP(S):_______________________________________________
______________________________________________________________________________

NUMBER OF UNITS WITHDRAWN: __________ (If all Units, leave blank)

_________________________________           ____________________________________
        (Signature of Owner)                        (Signature of Joint Owner)

Name and Capacity (if other than individuals): _________________________________

Title: _________________________________________________________________________

Address:________________________________________________________________________

________________________________________________________________________________
(City)                                (State)                           (Zip)

Area Code and Telephone No. 	(Day): 	(    )_____________
                                (Evening):  (    )_____________


SIGNATURE GUARANTEE (IF REQUIRED)
(SEE INSTRUCTION 4)

Name and Address of Eligible Institution:
________________________________________________________

________________________________________________________

________________________________________________________

Authorized Signature: ________________________________________________________

Name:  ________________________________________________________

Title:  ________________________________________________________

Date: ________________________________________________________






INSTRUCTIONS FOR WITHDRAWAL
OF
PREVIOUSLY TENDERED UNITS OF LIMITED PARTNERSHIP INTERESTS


	PLEASE NOTE THAT YOU MAY ONLY WITHDRAW UNITS TENDERED IN AN OUTSTANDING OFFER. ANY UNITS TENDERED IN PRIOR OFFERS AND PAID FOR MAY NOT BE WITHDRAWN.

	1. DELIVERY OF NOTICE OF WITHDRAWAL. If you are withdrawing Units previously tendered pursuant to the offer to purchase, dated
        April 5, 2002 (the "Offer to Purchase") by Mackenzie Patterson, Inc., MP Income Fund 18, LLC, MP Income Fund 17, L.L.C., MP Falcon Fund, LLC, MP Falcon Growth Fund, L.L.C., MP Falcon Growth Fund 2, L.L.C., Mackenzie Fund V1, L.P., Mackenzie Patterson Special Fund 3, L.P., Accelerated High Yield Institutional Fund I, Ltd., Accelerated High Yield Institutional Investors, Ltd., Mackenzie Specified Income Fund, L.P., and MP Dewaay Fund, L.L.C. ("MacKenzie"), please complete, execute, detach and send in the enclosed envelope the attached "Notice of Withdrawal of Previously Tendered Units" ("Notice of Withdrawal"), to:

                DSI Properties, Inc.
                6700 E. Pacific Coast Highway
                Long Beach, CA 90803

	UPON RECEIPT DSI PROPERTIES, INC WILL FAX YOUR NOTICE OF WITHDRAWAL TO MACKENZIE. MACKENZIE MUST RECEIVE THE NOTICE OF WITHDRAWAL PRIOR TO MAY 31, 2002, THE WITHDRAWAL EXPIRATION DATE SET FORTH IN THE OFFER TO PURCHASE.

	2. INADEQUATE SPACE. If any space provided in the Notice of Withdrawal is inadequate, please list such additional information on a separate schedule and attach the separate schedule to the Notice of Withdrawal.

	3. SIGNATURE ON NOTICE OF WITHDRAWAL. The Notice of Withdrawal must be signed, as applicable, by the person(s) who signed the Offer to Sell Letter relating to the Offer to Purchase, in the same manner as such Offer to Sell Letter was signed. The signatures must correspond exactly with the name(s) as they appear on the Partnership records. If any Units tendered pursuant to the Offer to Purchase are registered in the names of two or more joint holders, all such holders must sign, as applicable, the Notice of Withdrawal. If the Notice of Withdrawal is signed by any trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or others acting in a fiduciary capacity, such persons should so indicate when signing and must submit proper evidence of their authority to act.

	4. GUARANTEE OF SIGNATURES. If the signature was guaranteed on the Offer to Sell, then it must be guaranteed on the Notice of Withdrawal.

	5. REQUESTS FOR ASSISTANCE OR ADDITIONAL COPIES. Questions and requests for assistance may be directed to DSI Properties, Inc. at its address and phone number listed below. Additional copies of this Notice of Withdrawal may also be obtained from DSI Properties, Inc.

                DSI Properties, Inc.
                6700 E. Pacific Coast Highway
                Long Beach, CA 90803

                Call:  Rick Conway at (800) 732-1733



Exhibit (a)(5)(A)

DSI Properties, Inc.						April 15, 2002

Dear Limited Partner:

We have received notice that an UNSOLICITED offer to purchase limited partnership units of your fund has been made by MacKenzie Patterson, Inc., and a group of eleven private real estate investment funds managed by MacKenzie Patterson, Inc. (the "Purchasers"):

As a General Partner of your partnership, we will review the offer, evaluate alternatives, and make a recommendation regarding the offer promptly to the limited partners. We urge you NOT to take any action with respect to the offer until we make our recommendation which will be mailed to you on or before April 19, 2002.

							Sincerely,
							DSI Properties, Inc.
							General Partner

Exhibit (a)(5)(B)
[Letterhead]


Dear Limited Partner,

You may have already received in the mail an unsolicited offer to purchase limited partnership units of your Fund from MacKenzie Patterson, Inc., and a group of eleven private real estate investment funds managed by MacKenzie.
As your general partners, we have reviewed and thoroughly analyzed the tender offer from MacKenzie and believe the tender offer price is grossly inadequate given the performance history of your Fund and the inherent value of its units, for the reasons set forth in the attached summary. We urge you to reject the
tender offer.   If you have already tendered your Units and wish to withdraw them, please refer to the yellow Notice of Withdrawal and related instructions included herein.

Sincerely,

Your General Partners



Summary of 14d-9 Filed with the Securities and Exchange Commission

Information Regarding the Tender Offer and the Bidder

The funds that are subject to the tender offer are DSI Realty Income Fund VI, DSI Realty Income Fund VII, DSI Realty Income Fund VIII, DSI Realty Income
Fund IX, DSI Realty Income Fund XI (collectively the "Limited Partnerships," or individually, a "Limited Partnership"), and the address of the principal executive offices of the Limited Partnerships is 6700 E. Pacific Coast Highway, Long Beach, CA 90803. The telephone number is (562) 493-3022. The title of the class of equity securities to which this statement relates are the limited partnership units of each of the Limited Partnerships (the "Units").

This Statement relates to the tender offer made by Mackenzie Patterson, Inc., MP Income Fund 18, LLC, MP Income Fund 17, L.L.C., MP Falcon Fund, LLC, MP Falcon Growth Fund, L.L.C., MP Falcon Growth Fund 2, L.L.C., Mackenzie
Fund V1, L.P., Mackenzie Patterson Special Fund 3, L.P., Accelerated High Yield Institutional Fund I, Ltd., Accelerated High Yield Institutional Investors, Ltd., Mackenzie Specified Income Fund, L.P., and MP Dewaay
Fund, L.L.C. (collectively, "MacKenzie"), disclosed in a tender offer statement on Schedule TO (the "Schedule TO"), dated April 5, 2002 and filed with the Securities and Exchange Commission (the "Commission"), to purchase all of the Units in each of the Limited Partnerships (the "Hostile Offer"). The address of the principal executive offices of MacKenzie is 1640 School Street, Moraga, California, 94556.

Information Regarding the General Partners

DSI Properties, Inc., a California corporation and Diversified Investors
Agency, a general partnership, are the general partners for each of DSI Realty Income Fund VI, VII and VIII. DSI Properties, Inc., Robert J. Conway and Joseph
W. Conway are the general partners of DSI Realty Income Fund IX and XI. The general partners of all of the Limited Partnerships are referred to herein as the "General Partners." The General Partners are affiliates of Diversified Securities, Inc., a California corporation and wholly -owned subsidiary of DSI Financial, Inc., a California corporation. Compensation arrangements between the Limited Partnerships and the General Partners are set forth in Footnote number 4 to the Financial Statements contained in the Annual Report of your Limited Partnership previously mailed to you.

Recommendation of the General Partners

Following receipt of the Hostile Offer, the General Partners reviewed and considered the Hostile Offer with respect to each Limited Partnership. The General Partners have determined that the Hostile Offer is not in the best interests of the limited partners of each Limited Partnership, that the tender offer price is grossly inadequate given the performance history of your Limited Partnership and the inherent value of the Units, and recommend that the limited partners reject the Hostile Offer and not tender their Units pursuant thereto.

The Hostile Offer appears to be part of a trend among investor groups whose objective is to acquire units in public real estate partnerships. By making purchase offers at prices well below the partnerships' liquidation value and well below recent trade levels of the units that may have occurred in secondary markets, these groups seek to acquire units in public real estate limited partnerships at deep discounts without regard to the best interests of the limited partners.

In making our recommendation that you not accept the Hostile Offer, we considered a number of factors, including the following:

* Strong Current Performance. Your Limited Partnership is performing well and has a long history of consistent and uninterrupted quarterly cash distributions. If you tender your Units, you will be foregoing all current and future quarterly and special cash distributions that have consistently been paid by your Limited Partnership since inception, regardless of the state of the national economy.

* Undervaluation of the Units. The General Partners believe that the Hostile Offer contains inaccurate and misleading statements about the estimated liquidation values of your Limited Partnership. Moreover, the tender offer prices are substantially less than MacKenzie's own estimated liquidation value for your Limited Partnership's assets. The General Partners do not conduct appraisals of the self-storage projects and, therefore, do not have an estimation of the value for the underlying real estate assets. However, given the historical performance of the Limited Partnerships, including uninterrupted cash distributions made to limited partners, the prices offered in the Hostile Offer are a gross undervaluation of the projects.

* Offer Price Reduced by April 2002 Distribution. If you tender your Units, the tender offer price will be reduced by the amount of the quarterly distribution that was already paid to you on April 15, 2002.

* Loss of Capital Appreciation. If you tender your Units, you will be precluded from realizing any long-term capital appreciation of the self storage projects held by your Limited Partnership.

* Loss of Potential Future Profits. If you tender your Units, you will be giving up potential profits from the future sale of the self storage projects when they are ultimately sold by the Limited Partnership.

* Tax Liability. If you tender your Units, you may create a significant and substantial tax liability for yourself. Your proceeds from the tender offer will be fully taxable on your 2002 income tax return and may create an unanticipated tax burden.

* Omissions from the Offering Materials Associated with the Hostile Offer.
The General Partners believe that the offering materials pursuant to which MacKenzie has made the Hostile Offer contain numerous omissions, including failure to disclose the financial condition of MacKenzie, certain restrictions on the transfer of your Units under state law and your Partnership Agreement.

Miscellaneous Information

Neither the General Partners nor any officer or affiliate of the Limited Partnerships intends to tender any Units in the Hostile Offer.

Neither the Limited Partnerships nor any person acting on their behalf has employed or retained or will compensate any other person to make solicitations or recommendations to limited partners on behalf of the Limited Partnerships with respect to the Hostile Offer.

Neither our General Partners nor, to the best knowledge of our General Partners, any of its executive officers, directors, affiliates or subsidiaries has effected any transactions in the Units during the past sixty (60) days.

The Limited Partnerships are not currently undertaking or engaged in any negotiations in response to the Hostile Offer that relate to: (1) a tender offer for or other acquisition of the Limited Partnerships' Units by the Limited Partnerships, any subsidiary of the Limited Partnerships, or any other person,
(2) an extraordinary transaction, such as a merger, reorganization, or liquidation, involving the Limited Partnerships or any of their subsidiaries,
(3) a purchase, sale, or transfer of a material amount of assets of the Limited Partnerships or any of their subsidiaries, or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Limited Partnerships.

Notice of Withdrawal

Attached hereto is a Notice of Withdrawal which limited partners may use to withdraw their tender of Units to MacKenzie. The instructions for withdrawal are set forth in the Notice.